

March 8, 2018

Daniel Ek
Chief Executive Officer, Chairman, Director
Spotify Technology S.A.
42-44, avenue de la Gare
L-1610 Luxembourg
Grand Duchy of Luxembourg

>   Re: **Spotify Technology S.A.**
>   **Registration Statement on Form F-1**
>   **Filed February 28, 2018**
>   **File No. 333-223300**

Dear Mr. Ek:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Cover Page

1.   Disclose at the outset that the purpose of the issuance of the beneficiary certificates to the founders was to provide them with control through additional voting power.

2.   You state on the prospectus cover page that the beneficiary certificates are non-transferable and shall automatically be canceled for no consideration in the case of sale or transfer of the ordinary share to which they are linked. Revise to clarify that your articles of incorporation, as currently in effect, provide for certain exceptions to the cancellation of the beneficiary certificates upon sale or transfer and that the Board has absolute

discretion to invoke the exceptions. Additionally, revise your "Description of Share Capital and Articles of Association" section to disclose the specific nature of the exceptions to the cancellation of beneficiary certificates upon their sale or transfer. With respect to the fact that the Board may make exceptions to transfer or cancellation of the beneficiary certificates on a case-by-case basis and in its absolute discretion, your disclosure should make clear that your two founders, who exercise substantial control over the Company and are members of the Board, are also the sole owners of the beneficiary certificates.

Risk Factors
Because of their significant ownership of our ordinary shares and beneficiary certificates, our founders have substantial control..., page 46

3.   We note your disclosure that if the founders act together, they will have control over the outcome of substantially all matters submitted for shareholder approval. Address that although you are not currently considered a "controlled company" pursuant to NYSE rules, the concentration of voting power among your founders could result in the Company becoming a controlled company at any time in the future.

An active, liquid, and orderly market for our ordinary shares may not develop or be sustained..., page 46

4.   With respect to your disclosure that institutional investors may be discouraged from purchasing your ordinary shares if they are unable to purchase a block of shares, explain why institutional investors might have trouble purchasing a large block of shares in the open market.

Risks Related to Investment in a Luxembourg Company and Our Status as a Foreign Private Issuer
As a foreign private issuer, we are exempt from a number of U.S. securities laws and rules..., page 52

5.   Disclose how Spotify's corporate governance practices differ from those of U.S. issuers. For example, disclose that the NYSE listing rules require listed U.S. issuers to have an independent majority of the board of directors and maintain a nominating and corporate governance committee comprised entirely of independent directors. Also, expand your disclosure on pages 53 and 159 to address the material differences involving shareholder rights and directors' fiduciary duties between Luxembourg and U.S. corporate law.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Key Performance Indicators
Premium Churn, page 69

6. You disclose that your declining Premium Churn has resulted principally from "the increase in Family and Student plan subscribers, who have higher retention rates, and increasing maturity of the Premium Subscriber base." It appears that when calculating Premium Churn, you count Premium Subscribers who may hold only a "sub-account" as part of a Family Plan. Explain whether and to what extent this methodology for calculating Premium Churn contributed toward your declining Premium Churn for the last two fiscal years.

Critical Accounting Policies and Estimates
Content, page 83

7. You disclose on page 84 that €181 million of your rights holder liabilities as of December 31, 2017 relate to liabilities that were incurred more than twelve months ago. Please revise to clarify if the underlying royalty expenses related to those liabilities were recognized during the year ended December 31, 2017 or some prior annual period.

Business
Licensing Agreements, page 120

8. Provide us with a brief analysis as to how the Copyright Royalty Board's proposed rate increase will not materially impact your business, operating results, and financial condition.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

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